K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

November 13, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-12693 and 811-21779

Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to additional comments received by telephone on October 28, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 122 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 124 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on February 7, 2014, accession no. 0001133228-14-000648 (the “Amendment”). The Amendment relates to the registration of Class A, Class C, Class I, and Class R6 shares of Income Allocation Fund, a newly established series of the Trust (the “Fund”). This letter responds to a staff request for additional information regarding comments that were originally addressed in a letter to the staff dated October 24, 2014 (the “Initial Response Letter”).

For convenience, we have set forth the additional comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

I.	Prospectus Comment

Comment 1 — The staff notes that the second through seventh bullet points in the prospectus section entitled “Other permitted investments” describe investments that are included under “Summary—Principal Investment strategies.” Please delete information under “Other permitted investments” that duplicates information in “Summary—Principal investment strategies” and “Fund details—Principal investment strategies.”

Response 1 — The Trust will review the disclosure under “Other permitted investments” and will remove disclosure it believes is duplicative of information under “Summary—Principal investment strategies” and “Fund details—Principal investment strategies.”

II.	Fee Table Comments

Comment 2 — In the Fund’s fee tables, examples of which are included in Appendix A to the Initial Response Letter, please revise the term “advisory fees” in the fourth footnote to “management fee” to be consistent with the term used in the first line item of the fee table and in the second footnote.

Response 2 — The Trust has made the requested change.

Comment 3 — Please confirm that copies of the Fund’s contractual expense limitation agreements for all relevant share classes will be filed as exhibits to the Trust’s registration statement.

Response 3 — The Trust so confirms.

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Comment 4 — Please confirm that the amount shown in the “Contractual expense reimbursement” line reflects the expense limitation arrangement described in footnote 3. Alternatively, delete footnote 3.

Response 4 — The Trust confirms that the amount shown in the “Contractual expense reimbursement” line reflects the expense limitation arrangement described in footnote 3.

Comment 5 — In the expense limitation arrangements described in footnote 3, please delete the words “such as” so that a complete list of exclusions from the arrangements is presented.

Response 5 — The Trust has made the requested change.

Comment 6 — The staff notes that the amount shown in the “Management fee” line of the fee table (0.45%) is the same as the amount described as being retained by the fund’s advisor after payment of subadvisory fees. Please confirm that the amount shown in the “Management fee” line of the fee table represents the pre-waiver amount of management fees imposed on the fund, and does not reflect the waiver described in footnote 4, or revise the fee table and/or footnote as necessary.

Response 6 — The Trust confirms that the amount shown in the “Management fee” line of the fee table represents the pre-waiver amount of management fees imposed on the fund, and does not reflect the waiver described in footnote 4.

III.	Statement of Additional Information (“SAI”) Comment

Comment 7 — In “Swap Agreements and Options on Swap Agreements — Credit Default Swaps,” please add the following statement:

In connection with credit default swaps in which the fund is the buyer, the fund will segregate or “earmark” cash or liquid assets, or enter into offsetting positions, with a value at least equal to the amount of premium payments to be made plus the amount of any prepayment penalty.

Response 7 — The Trust believes that its segregation practices are consistent with guidance published by the SEC staff. In addition, the Trust is reviewing the Fund’s investment practices to determine if the Fund engages in credit default swap transactions that involve the features referenced in the requested disclosure. Subject to this review, the Trust may add appropriate disclosure in the SAI.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any questions, please call me at (617) 261-3240 or Thomas Dee, Assistant Secretary of the Trust, at (617) 663-4311.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc: Thomas Dee